May 2010 Pricing Sheet dated May 19, 2010 relating to Preliminary Pricing Supplement No. 392 dated May 14, 2010 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in International Equities

Buffered Performance Securities
Based on the iShares® MSCI Emerging Markets Index Fund due May 24, 2012

PRICING TERMS – MAY 19, 2010
Issuer:	Morgan Stanley
Aggregate principal amount:	$6,061,000
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	May 19, 2010
Original issue date:	May 24, 2010 (3 business days after the pricing date)
Maturity date:	May 24, 2012
Underlying shares:	Shares of the iShares® MSCI Emerging Markets Index Fund
Payment at maturity:	▪	If the final share price is greater than the initial share price: $10 + the upside payment, subject to the maximum payment at maturity
▪
If the final share price is equal to the initial share price or has decreased from the initial share price by an
amount less than or equal to 5%:          $10 x share performance factor
This amount will be less than or equal to $10 but greater than or equal to $9.50 per security.

	▪	If the final share price has decreased from the initial share price by an amount greater than 5% but less than or equal to 30%: $9.50
▪
If the final share price has decreased from the initial share price by an amount greater than 30%:
($10 x share performance factor) + $2.50
This amount will be less, and possibly significantly less, than the $10 stated principal amount.  However, under no circumstances will the payment due at maturity be less than $2.50 per security.

Upside payment:	$10 x share percent increase
Maximum payment at maturity:	$12.70 per security (127% of the stated principal amount)
Minimum payment at maturity:	$2.50 per security
Share percent increase:	(final share price – initial share price) / initial share price
Share performance factor:	final share price / initial share price
Initial share price:	$38.05, which is the closing price of one underlying share on the pricing date
Final share price:	The closing price of one underlying share on the valuation date times the adjustment factor on such date
Valuation date:	May 21, 2012, subject to postponement for non-trading days or certain market disruption events
Adjustment factor:	1.0, subject to adjustment in the event of certain corporate events affecting the underlying shares
Interest:	None
CUSIP:	61759G752
ISIN:	US61759G7521
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Description of Securities––Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Security	$10.00	$0.16875	$9.83125
Total	$6,061,000	$102,279.38	$5,958,720.62
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.16875 for each security they sell. For additional information, see “Description of Securities––Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 392 dated May 14, 2010
Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.